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October 3, 2005                                          Writer's Direct Contact
                                                         (213) 892-5251
                                                         HCohn@mofo.com

BY OVERNIGHT DELIVERY AND FACSIMILE

Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re: Vestin Realty Trust II, Inc.
    Registration Statement on Form S-4 (File No. 333-125121)

Dear Ms. Garnett:

On behalf of Vestin Realty Trust II, Inc. (the "Company"), we are transmitting for filing Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-4 (File No. 333-125121) (the "Registration Statement"). A courtesy copy will be provided that is marked to show changes from Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on July 7, 2005.

The Amendment is being filed in response to comments received from the Commission staff (the "Staff") by letter dated July 29, 2005. The relevant text of the Staff's comments has been included in this letter. The numbering of the Company's responses corresponds to the numbering in the Staff's letter.

The Company has updated the Registration Statement to include audited financial statements and information for the fiscal year ended June 30, 2005 (and removed the unaudited financial statements and information for the nine months ended March 31, 2005 and 2004). Accordingly, although several of the Staff's comments relate to the March 31, 2005 and 2004 periods, the Company has addressed them in the context of the June 30, 2005 and 2004 periods.

1. COMMENT: WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7. THE EXEMPTION PROVIDED BY RULE 13e-4(h)(1), HOWEVER, IS NOT AVAILABLE WHEN THE REDEMPTION REQUIRES A SEPARATE INVESTMENT DECISION BY THE UNITHOLDER. PLEASE PROVIDE A FURTHER ANALYSIS OF

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Karen J. Garnett
October 3, 2005
Page Two

WHETHER THE REDEMPTION PROGRAM SHOULD BE VIEWED AS AN ISSUER TENDER OFFER AND, IF SO, HOW YOU HAVE COMPLIED WITH THE TENDER OFFER RULES.

Response: Rule 13e-4(a)(2) defines an issuer tender offer as a "tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer." Section 11.3 of the operating agreement for Vestin Fund II, LLC ("Fund II") is entitled "Withdrawals by Members other than the Manager." Under this section, subject to certain conditions and limitations, unitholders of Fund II have the right to require Fund II to redeem their units. However, Fund II has no right to require a redemption of units.

As stated in Takeovers & Freezeouts by Lipton and Steinberger, "the plain language of the Williams Act and the rather specific legislative history negate any intention that the Act applies to other than conventional tender offers . . .. The legislative history of the Williams Act clearly shows that Congress understood the term `tender offer' in its above-stated conventional sense. Indeed, that history suggests it is likely that Congress failed to define the term in the Act precisely because its meaning, a public offer to all shareholders to tender their shares at a particular price, was well known to the business and financial community."

In the instant case, there is no offer to all members to buy out their interests. Rather, the operating agreement provides a mechanism by which a limited number of members in any year may exercise withdrawal rights. Fund II neither solicits, recommends or makes any offers to the members; it simply honors the withdrawal terms set forth in the operating agreement which governs the rights of unitholders. Accordingly, the Company respectfully submits that the redemption program is not an issuer tender offer within the meaning of the Exchange Act rules as any redemption must be made at the request of a unitholder (and therefore not an offer, request or invitation made by Fund II).

2. COMMENT: PLEASE FILE A DATED AND EXECUTED COPY OF THE MERGER AGREEMENT WITH YOUR NEXT AMENDMENT.

Response: The Company supplementally advises the Staff that the merger agreement will not be executed until after the unitholders have approved the merger and REIT conversion. Instead, the Company will attach as Annex A to the proxy statement/prospectus the final form of merger agreement to be approved by unitholders at the special meeting. If the merger and REIT conversion are approved by unitholders, the Company and Fund II will execute the merger agreement in substantially the form submitted to unitholders for approval. The Company supplementally confirms to the Staff that it will not make any material changes to the merger agreement unless further approval is obtained from unitholders and has provided additional disclosure in this regard.

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Karen J. Garnett
October 3, 2005
Page Three

3. COMMENT: PLEASE DISCLOSE THE AMOUNT OF YOUR CASH RESERVE AS OF THE DATE OF YOUR MOST RECENT FINANCIAL STATEMENTS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

4. COMMENT: PLEASE REVISE TO CLARIFY THAT DISTRIBUTIONS IN EXCESS OF NET INCOME WILL REPRESENT A RETURN OF CAPITAL, WHICH WOULD NOT BE TAXABLE TO SHAREHOLDERS BUT WOULD DECREASE SHAREHOLDERS' BASIS.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

5. COMMENT: PLEASE REVISE TO BRIEFLY DESCRIBE THE PROPOSED REORGANIZATION OF VESTIN FUND I, LLC INTO A REIT. INDICATE HOW THE REORGANIZATION, IF APPROVED, WILL AFFECT THE OWNERSHIP SHOWN IN THE CHART.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

6. COMMENT: PLEASE REVIEW THE HEADER TO DISCLOSE, IF APPROPRIATE, THAT THE IDENTIFIED MATERIAL WEAKNESSES IN INTERNAL CONTROLS MAY HAVE RESULTED IN INADEQUATE OR DEFICIENT HISTORICAL FINANCIAL REPORTING.

Response: The Company supplementally advises the Staff that its manager and independent auditors together have determined the identified material weaknesses in internal controls (a) did not result in inadequate or deficient historical financial reporting and (b) will not result in a restatement of any of the Company's prior financial statements. The Company has provided additional disclosure in this regard.

7. COMMENT: PLEASE PROVIDE ADDITIONAL DETAIL REGARDING THE IDENTIFIED MATERIAL WEAKNESSES.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

8. COMMENT: WE NOTE THAT YOU INTEND TO HIRE SKILLED FINANCIAL PROFESSIONALS IN AN ATTEMPT TO REMEDY THESE MATERIAL WEAKNESSES. PLEASE DISCLOSE WHETHER THESE EMPLOYEES WILL BE HIRED BY YOU OR YOUR MANAGER.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

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Karen J. Garnett
October 3, 2005
Page Four

9. COMMENT: PLEASE EXPAND THIS RISK FACTOR TO PROVIDE A MORE DETAILED DESCRIPTION OF THE AS-IF DEVELOPED VALUES ON RAW LAND LOANS AND ACQUISITION AND DEVELOPMENT LOANS. WE NOTE THE DISCLOSURE IN FOOTNOTE (2) ON PAGE 74.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

10. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 39 AND THE ADDITIONAL DISCLOSURE. PLEASE REVISE TO DISCLOSURE THE ACTUAL DEADLINES FOR RECEIPT OF STOCKHOLDER PROPOSALS. REFER TO RULE 14a-5(e).

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

11. COMMENT: PLEASE DISCLOSE THE BASIS FOR YOUR STATEMENT THAT "THERE WAS SIGNIFICANT INTEREST AMONG UNITHOLDERS PARTICIPATING IN THE MEETINGS IN FAVOR OF PURSUING A REIT CONVERSION."

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

12. COMMENT: PLEASE EXPAND YOUR DISCLOSURE REGARDING YOUR MEETINGS WITH SHAREHOLDERS. IN PARTICULAR, PLEASE DISCLOSE HOW UNITHOLDERS WERE CONTACTED, HOW YOU DETERMINED WHICH UNITHOLDERS TO CONTACT, WHETHER THE MEETINGS WERE CONDUCTED IN PERSON OR VIA TELEPHONE, AND WHETHER YOU ACTIVELY SOLICITED UNITHOLDERS OPINIONS REGARDING ALTERNATIVE TRANSACTIONS, SUCH AS LIQUIDATION.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

13. COMMENT: PLEASE EXPAND YOUR DISCLOSURE REGARDING THE FINANCIAL ADVISOR. IN PARTICULAR, PLEASE DISCLOSE THE NAME OF THE FINANCIAL ADVISOR, WHETHER THE ADVISOR WAS ENGAGED OR COMPENSATED BY YOU OR THE MANAGER, THE DATE THE ADVISOR WAS FIRST CONTACTED AND, IF APPLICABLE, ENGAGED, AND THE MATERIALS REVIEWED BY THE ADVISOR IN FORMULATING ITS ADVICE. PLEASE FILE THE ADVISOR'S CONSENT TO BEING NAMED IN THE PROSPECTUS AS AN EXHIBIT TO THE REGISTRATION STATEMENT. REFER TO RULE 436 UNDER THE SECURITIES ACT.

Response: In response to the Staff's comment, the Company has provided the additional disclosure and has filed the consent of SAMCO Financial Services, Inc. ("SFS") as requested.

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Karen J. Garnett
October 3, 2005
Page Five

14. COMMENT: PLEASE TELL US WHETHER THE FINANCIAL ADVISOR PROVIDED ANY ESTIMATE AS TO THE DURATION OF THE DECLINE IN THE SHARE PRICE RESULTING FROM THE BACKLOG OF REDEMPTION REQUESTS OR ANY ESTIMATE ON THE DISCOUNT AT WHICH THE STOCK WOULD TRADE TO NET ASSET VALUE AND CURRENT REDEMPTION VALUE AFTER THE REDEMPTION BACKLOG IS RELIEVED. IF SO, PROVIDE APPROPRIATE DISCLOSURE IN THE PROSPECTUS.

Response: The Company supplementally advises the Staff that SFS did not provide any estimate of the potential discount to book value, or the duration of the period that the REIT might trade at a discount to book value, as a result of potential sales following effectiveness of the registration statement. SFS has advised the Company that it does not believe any such estimates could be made in light of the fact that the price for REIT shares will reflect individual investment decisions by thousands of persons and there is no meaningful method to predict those decisions and their impact on the price of the shares.

15. COMMENT: WE NOTE YOUR DISCLOSURE REGARDING THE PROBLEMS WITH LIQUIDATING THE PORTFOLIO. PLEASE DISCLOSE WHETHER YOU CONSIDERED SIMPLY DISTRIBUTING PRINCIPAL REPAYMENTS TO UNITHOLDERS AS YOUR INVESTMENTS MATURE, RATHER THAN REINVESTING IN NEW LOANS. WE NOTE THAT THE WEIGHTED AVERAGE MATURITY OF YOUR LOANS IS ONLY 17 MONTHS, AND APPROXIMATELY 90% OF YOUR PORTFOLIO MATURES BY THE END OF 2006.

Response: The Company has added disclosure regarding a recently obtained analysis of the possibility of liquidating Fund II. As set forth in such disclosure, the Company cannot proceed with the form of liquidation suggested in the Staff's comment without approval of a majority of the members. The process of obtaining such approval would result in public disclosure of Fund II's decision to liquidate. Vestin Mortgage believes that any such public announcement would result in a material loss of unit value during the liquidation process as potential purchasers of foreclosed real estate and borrowers seek to take advantage of the decision to liquidate. The report by an independent valuation firm supports this conclusion and will be included as an exhibit to the Registration Statement.

16. COMMENT: PLEASE DISCLOSE WHETHER YOU SOLICITED THE ADVICE OF A FINANCIAL ADVISOR WITH RESPECT TO ANY ALTERNATIVE TRANSACTIONS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

17. COMMENT: PLEASE EXPAND THE TABLE TO INCLUDE A LINE ITEM SHOWING THE AMOUNT OR PERCENTAGE OF EACH DISTRIBUTION THAT REPRESENTED A RETURN OF CAPITAL TO INVESTORS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

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Karen J. Garnett
October 3, 2005
Page Six

18. COMMENT: PLEASE CLARIFY YOUR DISCLOSURE REGARDING YOUR ABILITY TO BORROW UP TO 70% OF THE FAIR MARKET VALUE OF YOUR OUTSTANDING LOANS. IN PARTICULAR, PLEASE CLARIFY WHETHER YOUR ABILITY TO BORROW WILL CHANGE AS A RESULT OF THE REIT CONVERSION AND YOUR CURRENT LEVERAGE PERCENTAGE.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

19. COMMENT: REFER TO THE LAST PARAGRAPH OF THIS SECTION. PLEASE EXPAND THE DISCLOSURE TO STATE THE AMOUNT OF NON-PERFORMING ASSETS AT MARCH 31, 2004 AND DISCUSS WHETHER MANAGEMENT BELIEVES ANY CHANGE IN THE AMOUNT FROM 2004 TO 2005 REPRESENTS A TREND THAT COULD HAVE A MATERIAL IMPACT ON YOUR RESULTS OF OPERATIONS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

20. COMMENT: DISCLOSURE ON PAGE 75 INDICATES THAT AT MARCH 31, 2005 YOU HAD NON-PERFORMING LOANS TOTALING $43.5 MILLION. PLEASE EXPAND YOUR DISCLOSURE ON PAGE 64 TO STATE THE PORTION OF THE $72.7 MILLION OF NON-PERFORMING ASSETS THAT WERE LOANS AND DESCRIBE THE OTHER NON-PERFORMING ASSETS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

21. COMMENT: WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 63. PLEASE REVISE YOUR DISCLOSURE OF CRITICAL ACCOUNTING ESTIMATES TO ADDRESS WHY YOUR ACCOUNTING ESTIMATES OR ASSUMPTIONS BEAR THE RISK OF CHANGE. ADDRESS HOW YOU ARRIVED AT THE ESTIMATE, HOW ACCURATE THE ESTIMATE/ASSUMPTION HAS BEEN IN THE PAST, HOW MUCH THE ESTIMATE/ASSUMPTION HAS CHANGED IN THE PAST, AND WHETHER THE ESTIMATE/ASSUMPTION IS REASONABLY LIKELY TO CHANGE IN THE FUTURE. YOUR ANALYSIS OF YOUR SPECIFIC SENSITIVITY TO CHANGE SHOULD BE BASED ON OTHER OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR AND WOULD HAVE A MATERIAL EFFECT.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

22. COMMENT: BASED ON THE PAYMENT TERMS OF THE LOANS, PLEASE DISCLOSE THE APPROXIMATE DATE THAT YOU EXPECT THE BORROWERS TO MEET AND MAINTAIN THE NECESSARY EQUITY OWNERSHIP REQUIREMENTS. WE NOTE THAT TO DATE YOU HAVE RECEIVED NO PRINCIPAL PAYMENTS FROM THESE BORROWERS AND IT IS NOT CLEAR WHEN YOU WILL BE ABLE TO RECORD INTEREST PAYMENTS AS INTEREST INCOME RATHER THAN DEFERRED INCOME.
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Karen J. Garnett
October 3, 2005
Page Seven

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

23. COMMENT: PLEASE DISCLOSE THE REDEMPTION REQUEST CASH RESERVE AS OF THE DATE OF YOUR MOST RECENT FINANCIAL STATEMENTS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

24. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 70. HOWEVER, SINCE YOUR DISCLOSURE CONTINUES TO RELATE TO THE NINE MONTHS ENDED MARCH 31, 2005, WE REISSUE PART OF THE COMMENT. PLEASE EXPAND THE DISCLOSURE TO PROVIDE THE INFORMATION REQUIRED BY
ITEM 404 OF REGULATION S-K SINCE THE BEGINNING OF THE 2004 FISCAL YEAR.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

25. COMMENT: PLEASE CLARIFY FOR US THE DISCLOSURE RELATED TO THE LOAN THAT WAS RESTRUCTURED DURING THE NINE MONTHS ENDED MARCH 31, 2005. IN YOUR RESPONSE, PLEASE ADDRESS THE FOLLOWING:

      - HOW THE EXPENSES THAT WERE ADVANCED ON YOUR BORROWER'S BEHALF WERE ACCOUNTED FOR BEFORE THE RESTRUCTURING WHEN THEY WERE ROLLED INTO THE PRINCIPAL BALANCE;

      -     THE NATURE OF THESE EXPENSES; AND

      - HOW YOU DETERMINED THE ORIGINAL LOAN WAS NOT IMPAIRED GIVEN THAT THE INTEREST RATE WAS REDUCED FROM 12.5% TO 6.5%;

ADDITIONALLY, PLEASE TELL US WHAT ACCOUNTING LITERATURE YOU APPLIED IN THE METHOD YOU USED TO DETERMINE THAT THE RESTRUCTURED LOAN WAS NOT IMPAIRED.

Response: In response to the Staff's comment, the Company has provided additional disclosure regarding the nature of expenses related to the restructured loan and to clarify that the loan was impaired. The increase in principal balance (related to the recovery of expenses) was fully allowed for and disclosed in the mortgage loan and reconciliation tables (and the notes thereto) on pages F-14 and F-15.

26. COMMENT: PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE BUSINESS PURPOSE OF THE MANAGER PURCHASING THE RIGHTS TO FUTURE JUDGMENTS ASSOCIATED WITH THE PARCELS IN AUSTIN AND CEDAR PARK, TEXAS.

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Karen J. Garnett
October 3, 2005
Page Eight

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

27. COMMENT: WE REISSUE COMMENT 84. WE NOTE THAT YOU SOLD APPROXIMATELY $163 MILLION IN LOANS TO THIRD PARTIES DURING THE LAST TWO FISCAL YEARS ENDED WITH NO CORRESPONDING GAINS OR LOSSES. PLEASE EXPLAIN TO US AND IN YOUR NEXT AMENDMENT WHY YOU SELL THEM IN THIS MANNER (FROM A BUSINESS PERSPECTIVE) AND WHY NONE OF THESE RESULTED IN ANY GAIN OR LOSS. DISCUSS HOW YOU VALUE THESE LOANS AND THE CORRESPONDING ACCOUNTING WHICH RESULTS IN NO GAIN OR LOSS RECOGNIZED. DISCUSS HOW YOU VALUE LOANS TO RELATED PARTIES, OR IF THE SAME, DISCUSS WHY YOU BELIEVE THIS VALUATION IS APPROPRIATE.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

28. COMMENT: WE HAVE READ AND REVIEWED YOUR RESPONSE TO COMMENT 86. IT APPEARS THAT IN MOST CASES THE SELLER FINANCED REAL ESTATE HELD FOR SALE IS HELD FOR PERIODS OF GREATER THAN ONE YEAR BEFORE THE ASSETS QUALIFY FOR RECOGNITION AS A COMPLETED SALE. PLEASE EXPLAIN WHY YOU BELIEVE IT IS APPROPRIATE TO CLASSIFY THE ASSETS AS HELD FOR SALE AND TO CEASE DEPRECIATION OF THESE ASSETS. REFER TO PARAGRAPHS 30.d. AND 32 OF SFAS 144.

Response: The Company supplementally advises the Staff that it seeks to sell these properties as soon as possible for the maximum value possible and engages real estate professionals to actively market the properties. The Company intends to complete sales for all properties. However, a majority of foreclosed real estate held by the Company is raw land, land in some stage of entitlement transition or real estate under development which does not qualify for financing from traditional lending sources. While the Company intends to complete sales of these properties within one year, the properties occasionally are held for more that one year and frequently financed by the Company. Since inception, the Company has disposed of six properties acquired through foreclosure. The average holding period for these properties through completed sales was approximately 10 months. As of June 30, 2005, the Company had eight properties included in real estate held for sale, which had an average holding period of approximately 12 months through June 30, 2005. The Company respectfully submits that classification of any of these properties as real estate held for investment would create confusion to the readers of its financial statements and would not reflect the Company's actual intent and purpose. The Company also respectfully submits that holding real estate for investment is inconsistent with the investment guidelines and policies of its operating agreement.

29. COMMENT: WE HAVE REVIEWED COMMENT 87. FROM YOUR DISCLOSURE ON PAGE F-28, IT IS NOT CLEAR WHAT METHOD OF ACCOUNTING YOU APPLY FOR REAL ESTATE SALES TRANSACTIONS WHERE THE SALE HAS NOT BEEN CONSUMMATED AS DESCRIBED IN PARAGRAPHS 6-12 OF SFAS 66.

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Karen J. Garnett
October 3, 2005
Page Nine

REFER TO APPENDIX B OF SFAS 66. PLEASE TELL US WHY YOU BELIEVE YOUR METHOD OF ACCOUNTING FOR THESE TRANSACTIONS IS APPROPRIATE. TELL US WHAT LITERATURE YOU REFERRED TO IN ARRIVING AT THIS ACCOUNTING TREATMENT.

Response: The Company supplementally advises the Staff that it has referred to SFAS 66 in accounting for real estate transactions. The Company respectfully submits that the cost recovery method is the appropriate accounting treatment for the Company's sale agreements which do not qualify for the full accrual method under SFAS 66. However, in response to the Staff's comment, the Company has provided additional disclosure to clarify its accounting treatment of these transactions.

30. COMMENT: PLEASE TELL US WHY NONE OF THE SELLER FINANCED SALES OF FORECLOSED REAL ESTATE HAS RESULTED IN ANY UNREALIZED GAINS OR LOSSES. ADDITIONALLY, FOR EACH OF THE PROPERTIES SOLD, PLEASE DISCLOSE THE APPROXIMATE DATE YOU ANTICIPATE CONSUMMATION OF THE SALE IN ACCORDANCE WITH SFAS 66.

Response: The Company supplementally advises the Staff that it immediately recognizes any losses upon the sale of foreclosed real estate, regardless of whether the Company provided the financing. However, anticipated losses usually are recognized in a period prior to sale of the property as direct write downs. The Company is continuously assessing the value of real estate held for sale for potential impairment through a valuation process which includes reviewing updated appraisals (if applicable), purchase offers or any other information available to support a value lower than carrying value. As soon as credible information is obtained, the Company provides a direct write down of the value of the property and therefore may not recognize a loss upon actual sale.

Gains on sale of foreclosed property are recorded upon sale unless there are circumstances that do not allow the Company to record the sale, such as with seller financing in which any gains will be deferred until such time as the Company can record the sale.

31. COMMENT: WE REISSUE COMMENT 88. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR REPORTING OPERATIONS RELATED TO ASSETS HELD FOR SALE AS DISCONTINUED OPERATIONS. REFER TO PARAGRAPH 42 OF SFAS 144.

Response: The Company respectfully submits that operations of foreclosed properties are part of real estate lending operations and that classification of these operating results as discontinued operations would not accurately reflect the operating results of the Company. However, in response to the Staff's comment, the Company has provided additional disclosures to clarify its accounting treatment of these transactions.

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Karen J. Garnett
October 3, 2005
Page Ten

32. COMMENT: PLEASE EXPAND YOUR DISCLOSURE TO HELP THE READER UNDERSTAND YOUR BUSINESS PURPOSE FOR ENTERING INTO THESE TRANSACTIONS. DISCLOSE WHETHER ANY REVENUES ARE GENERATED AS A RESULT OF THESE TRANSACTIONS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

33. COMMENT: IN YOUR RESPONSE TO COMMENT 82, YOU STATE THAT IN THESE SECURED BORROWINGS, CASH IS LOANED DIRECTLY FROM A THIRD-PARTY LENDER TO A BORROWER ON A LOAN ORIGINATED BY VESTIN MORTGAGE. PLEASE TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO ACCOUNT FOR THESE TRANSACTIONS AS SECURED BORROWINGS IN ACCORDANCE WITH SFAS 140 AND TO RECORD THE RELATED AMOUNTS AS ASSETS AND LIABILITIES ON YOUR BALANCE SHEET. SPECIFICALLY REFER TO ANY GUIDANCE IN THE LITERATURE YOU HAVE FOLLOWED IN DETERMINING THAT THIS ACCOUNTING TREATMENT IS APPROPRIATE.

Response: The Company supplementally advises the Staff that it has followed SFAS 140 to determine the accounting treatment of secured borrowings. However, paragraph 9(c) of SFAS 140 requires that, because inter-creditor agreements obligate the Company to repurchase or redeem before maturity (if the borrower does not perform), the Company cannot derecognize the liability and therefore must continue to carry the asset until all potential obligations have been satisfied.

34. COMMENT: WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 95. PLEASE EXPAND YOUR DISCLOSURE TO PROVIDE ADDITIONAL DETAIL ABOUT THE TRANSACTION THAT LED TO YOUR RECOGNITION OF $2.3 MILLION IN FINDER'S FEE INCOME. FROM YOUR DISCLOSURE IT APPEARS THAT VESTIN MORTGAGE FACILITATED THE PURCHASE AND SUBSEQUENT SALE OF THE PROPERTY, AND IT IS NOT CLEAR WHAT ACTUAL SERVICES THAT WERE PERFORMED BY VESTIN FUND II, LLC THAT LED TO THE GENERATION OF REVENUE. ADDITIONALLY, TELL US THE BASIS FOR THE ALLOCATION OF THE REVENUE BETWEEN FUND I AND FUND II.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

35. COMMENT: PLEASE ADVISE US WHY COUNSEL HAS ASSUMED ON PAGE 3 THAT THE MERGER WILL BE VALIDLY EFFECTED UNDER THE LAWS OF THE STATE OF NEVADA AND THE STATE OF MARYLAND. OTHER THAN THE FILING OF THE ARTICLES OF MERGER, IT IS UNCLEAR WHY SUCH AN ASSUMPTION IS NECESSARY.

Response: The Company has been advised by Venable LLP, its Maryland counsel who will be delivering the 5.1 legality opinion, that Venable is not licensed to practice law in the State of Nevada and therefore must make certain assumptions in that regard. The Company
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Karen J. Garnett
October 3, 2005
Page Eleven

supplementally advises the Staff that the assumption in Venable's opinion will be revised to read as follows: "The Merger will be validly effected under the laws of the State of Nevada pursuant to the Merger Agreement and the Articles of Merger will be accepted for record by the SDAT and the Merger will be validly effected in accordance therewith."

36. COMMENT: PLEASE ADVISE US WHY COUNSEL HAS ASSUMED ON PAGE 2 THAT THE MERGER WILL QUALIFY AS A STATUTORY MERGER UNDER RELEVANT DELAWARE AND MARYLAND STATUTORY LAW.

Response: The Company supplementally advises the Staff that the inadvertent reference to the State of "Delaware" on page 2 of the tax opinion will be replaced with "Nevada." The Company's tax counsel is not licensed to practice law in the States of Nevada or Maryland and therefore must make certain assumptions in that regard.

37. COMMENT: WE NOTE THAT RECEIPT OF COUNSEL'S OPINION REGARDING THE TAX TREATMENT OF THE MERGER IS A CONDITION TO THE MERGER, AND THAT THIS CONDITION CANNOT BE WAIVED AFTER FUND II UNITHOLDERS HAVE APPROVED THE MERGER. IF YOU INTEND TO OMIT THE OPINION FROM THE REGISTRATION STATEMENT, THE CONDITION SHOULD NOT BE WAIVABLE AT ANY TIME. PLEASE REVISE THE MERGER AGREEMENT AND YOUR DISCLOSURE ACCORDINGLY. ALSO, PLEASE CONFIRM TO US THAT YOU WILL FILE THE TAX OPINION AS A POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

Response: In response to the Staff's comment, the Company has revised the disclosure to clarify that receipt of the tax opinions cannot be waived. The Company supplementally confirms to the Staff that it will file the tax opinions in a post-effective amendment to the registration statement.

38. COMMENT: THE PROSPECTUS INCLUDES A REPRESENTATION THAT YOU INTEND TO QUALIFY AS A REIT FOLLOWING THE CONVERSION. IN ADDITION, YOUR FAILURE TO SO QUALIFY AS A REIT IS MATERIAL TO INVESTORS. THE FACT THAT YOU HAVE MADE RECEIPT OF THIS OPINION A NON-WAIVABLE CONDITION TO CLOSING THE MERGER DOES NOT SATISFY THE REQUIREMENT TO INCLUDE THE REIT OPINION AS AN EXHIBIT TO THE REGISTRATION STATEMENT. PLEASE INCLUDE A REIT QUALIFICATION OPINION IN YOUR NEXT AMENDMENT. REFER TO ITEM 601(b)(8) OF REGULATION S-K.

Response: In response to Staff's comment, the Company has revised the disclosure to clarify that receipt of the REIT qualification opinion is a non-waivable condition to completing the merger. Because the Company is merely a shell corporation with no assets or income and shall continue in this capacity until the merger, the Company respectfully submits that it is premature for counsel to opine as to the Company's REIT qualification

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Karen J. Garnett
October 3, 2005
Page Twelve

prior to the merger. The Company supplementally confirms to the Staff that it will file a REIT qualification opinion in a post-effective amendment to the registration statement.

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Charles C. Kim at (213) 892-5742.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

enclosures

cc:    Michael McTiernan -- Securities and Exchange Commission
       Eric McPhee -- Securities and Exchange Commission
       Dan Gordon -- Securities and Exchange Commission
       Michael V. Shustek -- Vestin Realty Trust II, Inc.
       Ira Levine, Esq. -- Levine Garfinkel & Katz
       Patsy McGowan -- Venable LLP